I N V E S T O R D A Y Exhibit 99.2

Rezolve Ai Investor Day 2 This presentation, together with the accompanying oral remarks, scripts, slides and any related question-and-answer session made at the Investor Day held on October 6, 2026 (together, the “Investor Day Materials”), includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The actual results of Rezolve AI plc (“Rezolve,” the “Company,” “we,” “us” or “our”) may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “target”, “aim”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, “design” and similar expressions as they relate to us, our performance and/or our technology are intended to identify such forward-looking statements. Forward-looking statements in the Investor Day Materials include, without limitation, statements regarding our full-year 2026 revenue guidance of approximately $360 million; our targeted annual recurring revenue (“ARR”) exit rate of at least $500 million for 2026; our expected gross margin improvement and revenue mix shift toward software, recurring platform and infrastructure licensing revenue; our expected operating cash outflows in the second half of 2026 and the second half of 2027; the expected approximately $60 million of annualized benefit from our operating efficiency program; our strategic framework and five strategic priorities and our path to profitability; the integration and consolidation of acquired businesses and future acquisitions; any exercise of our share repurchase authority; the anticipated growth of AI-driven and agentic commerce, estimates of the value of agent-orchestrated commerce and total addressable market estimates; the development, launch, timing, performance, capabilities and adoption of RezolveCommerce, RezolvePay, RezolveReward, RezolveInsight and our brainpowa model, including its accuracy and ability to limit hallucinations; the expected economic benefits of RezolvePay to merchants; the commercialization of our infrastructure as standalone enterprise infrastructure; expected enterprise adoption, expansion within our installed base and customer and partner deployments; our relationships with Microsoft, Google, Tata Consultancy Services, Tech Mahindra and other partners, the transition of professional services delivery to partners and future partner announcements; and our future growth, results of operations, financial condition and liquidity. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Such factors include but are not limited to our ability to achieve our revenue, ARR, margin, adjusted EBITDA and cash flow targets; our limited operating history and history of financial losses; our liquidity and our ability to raise additional capital when needed or on acceptable terms; our ability to integrate acquired businesses, manage our growth effectively and realize anticipated cost savings and synergies; our dependence on strategic relationships with third parties, including our distribution partners, and the non-performance, termination, non-renewal or material modification of agreements with them; customer demand, deployment timing and contract terms, including termination rights; whether the markets for our AI-powered commerce solutions, including agentic commerce, develop more slowly or differently than we expect; competition and rapid technological change; the risk that our AI technologies, including brainpowa, produce inaccurate, misleading, biased or otherwise flawed outputs, and our dependence on the quality and availability of training data; regulatory requirements applicable to payment transactions on our platform, including in connection with RezolvePay; our ability to protect our intellectual property; data privacy, cybersecurity and evolving AI, payments and consumer protection regulation; risks associated with our international operations and expansion, exchange rate fluctuations and trade barriers; seasonal fluctuations in our operating results; price fluctuations and impairment risk relating to our digital asset holdings; dilution from issuances of additional Ordinary Shares; volatility in the trading price of our Ordinary Shares; and legal proceedings and commercial or contractual disputes. You should also carefully consider the risks and uncertainties described in the “Risk Factors” section of Rezolve’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 30, 2026 (the “Rezolve 20-F”), and its subsequent filings made with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Rezolve’s control and are difficult to predict. Factors that may cause such differences include but are not limited to: (1) competition, the ability of Rezolve to grow and manage growth profitably, and retain its management and key employees; (2) changes in applicable laws or regulations; and (3) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve operates, and other factors beyond its control, such as inflation or rising interest rates. Rezolve cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Oral forward-looking statements made during the Investor Day are qualified in their entirety by these cautionary statements. Except as required by applicable law, Rezolve does not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances, or otherwise. Non-GAAP Financial Measures. The Investor Day Materials include adjusted EBITDA, which is a non-GAAP financial measure that Rezolve uses to assess underlying operating performance. It represents EBITDA adjusted for certain non-cash, non-recurring and other items, including share-based compensation, foreign exchange effects, certain fair-value and financing-related items, and specified acquisition, restructuring and other one-time costs. Net income (loss) is the most directly comparable GAAP financial measure to forward-looking Adjusted EBITDA. The Company is unable to provide a quantitative reconciliation of Adjusted EBITDA to net income (loss) without unreasonable efforts because it cannot predict with sufficient certainty the type and extent of specific reconciling items that would be needed to provide such a reconciliation. Industry and Market Data. The Investor Day Materials include market, industry and survey data and forecasts from third-party sources, as well as internal estimates. We have not independently verified this third- party information, and these estimates involve assumptions and risks similar to those described above. No Offer. The Investor Day Materials do not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Forward Looking Statements

Opening Remarks & Strategic Overview Dan Wagner Founder, Chairman & CEO, Rezolve Ai Rezolve Ai Investor Day 3

eCommerce has reinvented itself twice, and the third era has already started 1995–2010 2010–2024 ERA 1 Search A catalog and a keyword box. Shoppers search one site at a time. ERA 2 Mobile A phone in every pocket. Social media targets the ad and checkout moves onto the screen. ERA 3 · NOW Agentic AI agents search and transact autonomously on the consumer’s behalf. Rezolve Ai Investor Day

Rezolve Ai at a glance H1 2026 revenue, up ~1,970% from $6.3M in H1 2025 Targeted ARR exit rate for 2026, from $232M at December 2025 Well over 1,000 exiting H1 2026 Global distribution partners: Microsoft, Google, TCS and Tech Mahindra Targeted annualized cost savings $3-5T Agent-orchestrated commerce value by 2030 McKinsey & Company Rezolve Ai Investor Day

To become the infrastructure backbone powering AI-driven commerce for merchants, financial institutions, hyperscalers and technology companies. Rezolve Ai Investor Day

Rezolve Ai is scaling distribution through its own go-to-market engine, the marketplaces of the world’s largest technology platforms, targeted acquisitions whose customer bases it can cross-sell into, and its proprietary IP, developed in house, to put AI commerce in the hands of every retailer. Rezolve Ai Investor Day

Priorities Deepen and expand the core commerce platform inside the world's largest retailers, brands and financial institutions. Move Rezolve Ai from influencing the purchase to executing and settling it, capturing economics at the point of payment. Commercialise the data, trust and provenance layers beneath the products as standalone enterprise infrastructure. Reach the global enterprise market through the distribution and delivery capacity of the world's largest technology and services organisations. Complete the integration of acquired businesses, drive efficiency across the combined platform and shift revenue mix toward software and recurring revenue. 01 Win the Enterprise Rezolve Ai Investor Day 02 Own the Payment 03 Sell the Infrastructure 04 Scale Through Giants 05 Compound the Margin

Investor Day Agenda

Nasdaq MarketSite, New York

Time	Session	Speaker
09:30	**CEO Opening Remarks & Strategic Overview**	Dan Wagner
09:50	**Market Opportunity**	Michele Fisher
10:00	**Platform Deep Dives**	
	Rezolve Commerce SEO, AEO & Discovery	Laurence O'Toole
	Rezolve Commerce Conversational Commerce	David Ingram
	Rezolve Pay	Naga Samineni
	Rezolve Reward	James House
	Commerce Infrastructure Technology	Sauvik Banerjee
11:05	**Capitalizing on the Opportunity**	Steve Perry & Elizabeth Lachhar
11:20	**Break**	
11:45	**Partnership panel**	Kimberly McKinley, Microsoft & Saurabh Atri, TCS
12:00	**Financial Overview and Path to Profitability**	Arthur Yao & Yekaterina Gusin
12:20	**Q&A**	
12:50	**Closing Remarks**	Dan Wagner
13:00	**Finish**	

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10 10 Rezolve Ai Investor Day

Rezolve Ai Investor Day Michele Fisher Chief Marketing Officer, Rezolve Ai Market Opportunity 11

Agentic commerce is a multi-trillion-dollar shift inside a $30 trillion industry RETAIL Global retail sales a year, online and in store EMARKETER, December 2025 AGENTIC COMMERCE Agent-orchestrated commerce value by 2030 McKinsey & Company US AGENTIC COMMERCE To be spent via agents by 2030 in the US alone Rezolve Ai Investor Day 12 Bain & Company

The customer experience Start Opens a tab for each of the three or four brands she knows Search Types “winter coat”; half the results are rain jackets and blazers Filter Adds three filters, but each site names sizes and fabrics differently Browse Scrolls for half an hour through hundreds of near-identical coats Read Opens six product pages; none of them explain how warm the coat is Check Stock Her two favorites are out of stock in her size Leave Still unsure, she closes every tab without buying Friction destroying conversion ~2.9% Global average ecommerce conversion rate in 2026* Rezolve Ai Investor Day 13 *Source: Dynamic Yield / Mastercard, 2026

Connected products improve the customer journey A single loop connects discovery, payment, loyalty and learning. Discovery Transact Re-engage Learn Shared commerce intelligence More merchants. More transactions. More data. Shared product and transaction context can improve discovery, relevance and repeat engagement. Rezolve Ai Investor Day 14

Trusted by well over 1,000 customers Trusted by Global Brands Moving up the GMV curve GMV of the enterprise and hospitality merchants we serve today Current GMV of the merchants we are aiming for next Target Rezolve Ai Investor Day 15

Rezolve Ai Investor Day Laurence O’Toole VP SEO, AEO & Discovery, Rezolve Ai SEO, AEO & Discovery 16

80% of my spending started with an AI shortlist Rezolve Ai Investor Day 17 AI-assisted purchases Manually purchased Ripe for AI agents Still manual for now

More bots than humans read product pages and feeds Google UCP Conversational attributes Question and answer Additional variants Popularity rank Related products Document link Item group 62% 38% Bots Humans Bot traffic now exceeds human traffic 62% to 38%, and the gap is widening* 1 2 3 AI answer engines like ChatGPT make multiple background queries per user query 4 Autonomous agents like Manus and Claude run continuous 24/7 tasks Rezolve Ai Investor Day 18 87% Product detail pages make up 87% of all pages visited by AI agents Source: Cloudflare Radar, 2026*

Longer questions. Shorter shortlists.

From keywords to conversations to shortlists

3x
longer Google AI Mode queries than search*

85%
of Grok conversations exceed 10 words^

75%
of ChatGPT queries exceed 10 words**

3%
of AI answers return just one brand ^

76%
add rivals even when you name a brand ^

74%
only considered brands AI suggested***

Source: Google, RezolveAI Research^, OpenAI**, Growth Memo 2026***.*


This is not a backpack….

> *"This is a backpack for a businessman who travels constantly and needs it to fit a 17" laptop, with robust zips, waterproof materials, and comfortable straps."*

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Live commerce facts Conversational attributes Purchase criteria and occasions Corroborated claims Structured for a human, bot and agent. Specs Price and stock Standard bullets Short description Legacy product feed Built for Merchant Center a decade ago Formatted for a listing—not an intent. The opportunity compounds: the sources engines trust today are the ones they return to tomorrow. 97 of America’s 100 largest retailers publish no way for an AI agent to check out* AI-ready product intelligence Context the answer engine can act on Source: Rezolve Ai research, 2026* Rezolve Ai Investor Day

The optimization layer for agentic commerce One platform. Three layers. Agentic Commerce Contextual product intelligence for humans, bots, agents SEO Platform Traditional search visibility and performance tools AEO Platform AI answer engine presence across conversational models Rezolve Ai Investor Day

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23 Rezolve Ai Investor Day

Inside the AI She checks out without leaving the AI assistant Agent to merchant Her AI agent buys direct, machine to machine Get it right and the sale arrives four ways W H E R E TH E S A L E H A P P EN S 02 01 She orders for collection; we know the moment she arrives 03 She clicks through to your store, ready to buy 04 In store On your site Rezolve Ai Investor Day 24

David Ingram Chief Experience Officer Conversational Commerce Rezolve Ai Investor Day 25

Agentic Commerce Rezolve Ai Investor Day

Agentic Commerce in three modes 01 AI helps consumers discover of consumers turn to AI for inspiration and ideas, most often before they begin shopping 02 AI helps consumers decide 03 growth in AI-referred traffic to US retail sites, Q3 2026, year on year Rezolve Ai Investor Day The next stage Source: Adobe Digital Insights, Q3 AI Traffic Trends Report, August 2026.

Oct 2024 May 2025 Dec 2025 Jul 2026 AI-referred shoppers All other traffic 41% 37% 36% 33% 32% 30% 24% Grocery Gen. merchandise Furniture & home Sporting goods Cosmetics Electronics Apparel Monthly conversion rate, retail, October 2024 to July 2026 Source: Adobe Digital Insights, AI Traffic Trends Report, August 2026. Share of site content AI cannot read, by retail sub-industry 60% higher conversion rate for AI-referred shoppers A significant share of commerce websites is invisible to AI So what? T H E G O O D N E W S T H E B A D N E W S 28 Rezolve Ai Investor Day

Connected products improve the customer journey A single loop connects discovery, payment, loyalty and learning. Discovery Transact Re-engage Learn Shared commerce intelligence More merchants. More transactions. More data. Shared product and transaction context can improve discovery, relevance and repeat engagement. Rezolve Ai Investor Day

Rezolve Ai Investor Day

What we saw E-commerce UX is changing Domain-specific, commerce-trained Naturally- flowing conversations Trained to sell, not only converse Multi-model UX - voice + text +image Deployable on any brand surface Rezolve Ai Investor Day Next… Rezolve Pay

Rezolve Ai Investor Day Naga Samineni CEO, RezolvePay RezolvePay 32

What payments costs a merchant today Of every card sale, taken in processing fees. Charged on the sale and never on the profit The settlement standard. A Friday sale reaches the merchant’s bank on Tuesday Source: Derived from the Nilson Report, Merchant Processing Fees in the United States 2025. The Innovators Dilemma: Everyone inside the industry agrees it could be better. Nobody inside it has a reason to fix it. Rezolve Ai Investor Day

Why shoppers abandon of carts are abandoned Source. Baymard Institute 2025 average documented online shopping cart abandonment rate; Baymard Insitute 2026 survey. 40% 19% 18% 17% Extra costs at checkout Rezolve Ai Investor Day No trust with card details Forced account creation Checkout takes too long

What RezolvePay will be 01 Every way to pay Rezolve Ai Investor Day 02 Every new merchant grows the network 03 Less friction at checkout

What Rezolve Pay is addressing

01 LESS FRICTION AT CHECKOUT


No trust with card details
19%
Forced account creation
18%
Checkout takes too long
17%

02 BETTER ECONOMICS

1. Merchant sets a cashback rate for the lower-cost payment route
2. Shopper earns the reward automatically at checkout
3. Blended processing cost falls and margin improves

Source. Baymard Insitute 2026 survey.

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Rezolve Ai Investor Day Rezolve Reward 37 James House CEO, Reward

Presentation Name 38 Reward sit at the intersection of banking and commerce Commerce Media Customer Engagement Loyalty Consumer Intelligence $140bn Spend Annually 100bn+ Transactions Analysed 15+ Markets Globally 14+ Million Customers Partnerships Worlds Largest FIS Worlds Largest Retail Partners

A Powerful, Profitable engine that benefits every participant INTELLIGENCE Enable retailers and brands to make better marketing and business decisions. AVTIVATION Activate engaged consumers/’eyeballs’ for advertisers. DATA Source first party data from banks with unique data and usage rights. DATA ACTIVATION INTELLIGENCE ENGAGED BANK CUSTOMERS Rezolve Ai Investor Day 39

Rezolve Ai Investor Day 40 Three growing markets, one $40BN opportunity CUSTOMER ENGAGEMENT Loyalty and engagement solution for banks CONSUMER INTELLIGENCE Consumer and market insights to support advertising strategies COMMERCE MEDIA Intelligent activation solutions for retailers via card-linked commerce 60 35 CAGR 12% 2024 2029 Cashback Rewards in Financial Services (TAM in $bn) 137 276 CAGR 19% 2024 2028 Retail Media Advertising Spend (TAM in $bn) 62 77 CAGR 11% 2021 2023 Digital Data Analytics & Insights Market Size (TAM in $bn) $40bn Addressable market 9%+ $200bn The scale retail media has reached globally Source: Alix Partners Market Analysis 2025.

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“At Mashreq, our ambition for Everyday Cashback is to make everyday spending more rewarding for customers, and for us to strengthen our relationship with customers beyond traditional banking services. To deliver that ambition, we needed a partner with the technology, merchant relationships, and intelligence capabilities to create relevant, personalized engagement at scale.” Chiraag Jogia Senior Vice President, Global Head of Customer Value Management, Mashreq "For more than a decade, we’ve worked with Reward on our MyRewards programme to help customers get more value from their everyday banking. By combining transaction insights with digital capabilities, we’ve been able to deliver more relevant offers and communications that make it easier for customers to benefit from the programme. As customer expectations continue to evolve, we remain focused on using data and technology responsibly to create more personalized and engaging experiences." Lewis Broadie Head of Current Accounts, NatWest 43 Rezolve Ai Investor Day

Sauvik Banerjee Group Chief Technology Officer, Rezolve Ai Rezolve Ai Investor Day 44 Commerce Infrastructure Technology

Portfolio overview

rezolvecommerce

Discovery Engagement

Get Chosen

Discovery: AEO, Geo Location, Multi-modal Search, Browse & Recs

Engage: Conversational Commerce, Virtual Try-On

Merchandising

rezolvepay

Checkout

Get Paid

Click & Collect

Rezolve Pay: Payment Orchestration

Inventory & Returns Management

rezolvereward

Loyalty

Get Fans

Rezolve Pay: Balance

Reward: Loyalty platform for banks and brands

rezolveinsights

Insights

Get Chosen Again

Enrich Ai: PIM Enhancement Customer data hydration

Reward Insights: Consumer Intelligence, Insights & Commerce Media

Enterprise Services & Live Ops

- Technology Services
- Managed AI Services
- Staff Augmentation
- Consulting & CTO Squad
- SRE
- DevOps

brainpowa™

Models | **Voice Orchestration** | **Rezolve Agent Studio** | **Agent Orchestration** | **distributed database** (Structured & Blockchain)

Ai Ethics & Compliance Stack

- **Rezolve Provenance:** Invisible Watermark
- **TraceWare:** performance & hallucination evaluation platform
- **Rezolve Auditable Ai:** Tracking of agents and hallucination tracking

Payment Infrastructure & Commerce Data

DDS, Distributed Database as a Service | **Product catalog & transaction records** | **Tokenized credentials** | **Rail-agnostic orchestration**

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Product Matching & Search A hybrid search that understands context, delivering relevant product results & recommendations Product Ranking Ranks products using enriched data and taxonomy to refine search results Sequential Recommendations Provides recommendations based on ranking, ensuring high relevance Attribute Extraction Extracts product details with unique identifiers and image analysis Customization & Personalization Offers customizable features through the brain admin portal Product Classification Classifies products for accurate retrieval and precise ranking Sentiment Analysis Adapts responses based on user sentiment and urgency levels Conversational Commerce Chat Generates accurate responses with configurable verbosity settings Rezolve Ai Investor Day

Rezolve Provenance

- Embeds invisible watermarks
- Verifies authenticity & prevents fraud
- Physical form factors
- Noncorrosive materials


rezolve ai
ethics AI

TraceWare

- A platform to benchmark eCommerce queries on categories and products
- Compares brainpowa model's performance vs public LLMs — OpenAI, Anthropic, Mistral, Hugging Face, Moonshot
- Also supports other open-source models such as Kimi K2, Qwen, and many more

Auditable Ai

- Tracks hallucination and model drift across prompts, responses, and answer-engine outputs
- Gives brands and users an observability framework over AI behavior

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Infrastructure Runtime Data Node foundations on the blockchain network Database with brainpowa Compatible with brainpowa agentic framework Conversational commerce and Ai Database value Blockchain powered product catalogue eCommerce transactions for search and orders Payment and transaction records Applications & Product Experiences All applications Scalable eCommerce operations Enterprise Services Rezolve Ai Investor Day

Elizabeth Lachhar EVP Americas, Rezolve Ai Dr. Steve Perry Non-Executive Director, Rezolve Ai Rezolve Ai Investor Day Capitalizing on the Opportunity

Partnership Panel Saurabh Atri Head of Retail Growth & Transformation, East Region, Tata Consultancy Services Kimberly McKinley Senior Director, Microsoft Frontier Company Howe Gu Group SVP, Customer & Partners, Rezolve Ai Rezolve Ai Investor Day

Yekaterina Gusin Deputy Chief Financial Officer, Rezolve Ai Arthur Yao Chief Financial Officer, Rezolve Ai Rezolve Ai Investor Day Financial Overview

Revenue scaled 21x year on year as deployments went live $6.3M $40.5M $130.8M H1 2025 H2 2025 H1 2026 H2 2025 growth over H1 2025 as first deployments went live H1 2026 revenue versus all of FY2025 ($46.8M) H1 2026 revenue growth year on year, from $6.3M in H1 2025 Rezolve Ai Investor Day

The underlying loss narrowed sharply against revenue Reported operating loss (128.1) Share-based compensation 41.5 Depreciation and amortization 20.4 Exceptional items (including legal M&A costs, restructuring et al.) 33.6 Adjusted EBITDA loss (32.6) F R O M R E P O R T E D T O U N D E R L Y I N G O P E R A T I N G L E V E R A G E , H 1 2 0 2 6 V S H 1 2 0 2 5 US$ millions unless stated. Adjusted EBITDA is a non-GAAP measure. Restricted cash is not immediately available for general corporate purposes. Revenue grew more than three times faster than the cost base ~21x revenue, against 6.8x cost base $6.3m to $130.8m, against $24.0m to $163.4m +256 pts on adjusted EBITDA loss as % of revenue (280.8%) to (24.9%) 3.0x Rezolve Ai Investor Day

Growth from here comes from assets we already own Go-to-market organization Hired, trained and in the field. Partner channels Live and producing, with the direct sales team fully occupied by partner-sourced opportunities. Priority 4 Services transition Underway with Tata Consultancy Services and Tech Mahindra, with further partners to be announced. Priority 4 Installed base A surface to sell into, with existing clients expanding their commitments. Priority 1 Infrastructure licensing Rezolve Ai Investor Day A revenue line running on technology already paid for. Priority 3 Priority 1

Path to profitability

1. Gross margin

H1 2026 blended

48.9%

Core software

90%+

HOW

Revenue mix shifts toward software, recurring platform and infrastructure licensing

Integrators deliver the services layer while Rezolve Ai supplies the technology

2. Operating cost

c. $60m annualized cost savings

HOW

Efficiency program implemented across five areas of the Group

Exceptional items of assembling the Group fall away

RESULT

Positive adjusted EBITDA

exiting H1 2027

+24.9 pts

minimum margin swing from (24.9%) in H1 2026 to above 0% exiting June 2027

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Dan Wagner Founder, Chairman & CEO, Rezolve Ai Rezolve Ai Investor Day 56 Closing Remarks

Rezolve Ai Investor Day